EXHIBIT 8(i)

                     MERRILL LYNCH PRINCIPAL PROTECTED TRUST

                          EXPENSE LIMITATION AGREEMENT

      EXPENSE LIMITATION AGREEMENT, dated as of February 25, 2003, by and between Fund Asset Management, L.P. (the "Adviser") and Merrill Lynch Principal Protected Trust (the "Trust") on behalf of its series, Merrill Lynch Core Principal Protected Fund (the "Fund").

      WHEREAS, the Trust is a Delaware Statutory Trust registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end investment company; and

      WHEREAS, the Adviser and the Trust have entered into a Management Agreement (the "Management Agreement") pursuant to which the Adviser will render investment advisory services to the Fund for compensation based on the value of the average daily net asset of the Fund; and

      WHEREAS, the Trust and the Adviser have entered into a Financial Guarantee Agreement, dated as of January 9, 2003 (the "Financial Guarantee Agreement"), with Ambac Assurance Corporation (the "Insurer") pursuant to which the Insurer will issue a Policy (as defined in the Financial Guarantee Agreement) to the Trust on behalf of the shareholders of the Fund for compensation as described in the Financial Guarantee Agreement; and

      WHEREAS, the Adviser and the Trust have determined that, if (and only if) the Fund's assets are required to be allocated to the Defeasance Portfolio (as defined in the Financial Guarantee Agreement) pursuant to Article IV of the Financial Guarantee Agreement, it is appropriate and in the best interests of the Fund and its shareholders to maintain certain expenses of the Fund at a level below the level to which the Fund would normally be subject.

      NOW, THEREFORE, the parties hereto agree as follows:

1. EXPENSE LIMITATION.

      1.1 WAIVER OF MANAGEMENT FEE. The parties hereby acknowledge that the Management Agreement provides that the Adviser's management fee shall be reduced to 0.25% per annum of the average daily net assets of the Fund in the event the Fund's assets are required to be allocated to theDefeasance Portfolio pursuant to Article IV of the Financial Guarantee Agreement (a "Permanent Defeasance Event").

      1.2 APPLICABLE EXPENSE LIMIT. In addition to the waiver discussed in
Section 1.1 above, to the extent that the aggregate annual expenses incurred by a class of shares of the Fund following a Permanent Defeasance Event, taking into account the waiver referenced in Section 1.1 above (but excluding: (i) expenses, if any, paid pursuant to Rule 12b-1 under the 1940 Act, (ii) interest, taxes, brokerage commissions and other expenditures which are capitalized in accordance with generally accepted accounting principles and (iii) other extraordinary expenses (such as litigation and other expenses) not incurred in the ordinary course of the Fund's business) (such non-excluded expenses, "Fund Expenses"), exceed the Expense Limit, as defined in

Section 1.3 below, such excess amount (the "Excess Amount") shall be the liability of the Adviser.

      1.3 EXPENSE LIMIT. The Expense Limit for each class of shares of the Fund for any annual period following a Permanent Defeasance Event shall be as set forth in Schedule A based on a percentage of the average net assets of such Class of Shares of the Fund.

      1.4 METHOD OF COMPUTATION. To determine the Adviser's liability with respect to the Excess Amount following a Permanent Defeasance Event, the Fund Expenses for each Class of Shares shall be calculated and accrued daily. If such Fund Expenses for any class of shares exceed the Expense Limit, the Adviser shall first waive or reduce its management fee (in addition to the waiver referenced in Section 1.1 above) by an amount sufficient to reduce the Fund Expenses to an amount no higher than the Expense Limit for each Class of Shares of the Fund. If the amount of the waived or reduced management fee for any such month is insufficient to pay the Excess Amount, the Adviser shall also reimburse the Fund's expenses in an amount that, together with the waived or reduced management fee, is sufficient to pay such Excess Amount.

      1.5 YEAR-END ADJUSTMENT. If necessary, on or about the last day of any 12 month period following a Permanent Defeasance Event, an adjustment payment shall be made by the appropriate party in order that the amount of the management fees waived or reduced and other expenses reimbursed by the Adviser to the Fund with respect to the previous year shall equal the Excess Amount.

2. TERM AND TERMINATION OF AGREEMENT.

      This Agreement shall continue in effect until the Termination Date (as defined in the Financial Guarantee Agreement). Nevertheless, this Agreement will automatically terminate upon the termination of the Financial Guarantee Agreement.

3. MISCELLANEOUS.

      3.1 CAPTIONS. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

      3.2 INTERPRETATION. This Agreement shall be construed in accordance with the laws of the State of New York. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust's Declaration of Trust, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust's Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

      3.3 DEFINITIONS. Any questions of interpretation of any term or provision of this Agreement, including but not limited to the management fee, the computations of net asset values and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement, the Financial Guarantee Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Management Agreement, the Financial Guarantee Agreement or the 1940 Act.

      IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

MERRILL LYNCH PRINCIPAL PROTECTED TRUST,
ON BEHALF OF ITS SERIES, THE FUND

By: ______________________________
    Name:

FUND ASSET MANAGEMENT, L.P.

By: Princeton Services, Inc., its general partner

By: ______________________________
      Name:

                                   SCHEDULE A

                                 EXPENSE LIMITS

Class A                Class B                Class C               Class D
-------                -------                -------               -------
1.05%                  1.05%                  1.05%                 1.05%

Note: All Expense Limits are exclusive of expenses, if any, paid pursuant to Rule 12b-1 under the 1940 Act.